Exhibit 99.2
VOTING PROXY
THE UNDERSIGNED
Name	:

Address	:
acting on behalf of (only to be completed if relevant)
Name	:

Address	:
(the “Principal”).
DECLARES AS FOLLOWS
1.
The Principal hereby registers for the 2023 annual general meeting of shareholders of InflaRx N.V. (the “Company”) to be held on April 26, 2023 at 9:00 hours Amsterdam time (CEST) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the “AGM”) and, for purposes of being represented at the AGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the “Proxyholder”).

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:
a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.
3.
This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set forth below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote “FOR” such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022
Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year 2023
Release from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2022
Appointment of Ms. Hege Hellstrom as non-executive director of the Company
Extension of authorization for the Company's board of directors (the “Board”) to issue shares and grant rights to subscribe for shares
Extension of authorization for the Board to limit and exclude pre-emption rights
Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital
4.	This power of attorney is granted with full power of substitution.
5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:
InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(christian.schmid@inflarx.de)
If the Principal is a beneficial owner of shares in the Company's capital, please enclose
(i)	proof of beneficial ownership of the underlying shares, such as a recent account statement; and
(ii)	a signed proxy from the relevant holder of those underlying shares on the record date for the AGM, March 29, 2023.
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